EXHIBIT 12

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 11/25/25 to 1/21/26, the date of the event which required filing of this Schedule 13D/A. Unless otherwise indicated below, all trades were effected in the open market.

Trade Date	Buy/Sell	Shares	Price
11/25/2025	Sell	49,669	15.80
11/26/2025	Sell	56,976	16.00
11/28/2025	Sell	9,389	16.02
11/28/2025	Sell	334,659**	0
12/1/2025	Sell	54,394	16.03
12/24/2025	Sell	1,100	15.57
1/2/2026	Sell	12,660	15.45
1/6/2026	Sell	9,943	15.75
1/13/2026	Sell	11,153	15.92
1/14/2026	Sell	75,713	15.89
1/15/2026	Sell	80,452	15.97
1/16/2026	Sell	75,435	15.94
1/20/2026	Sell	102,837	15.39
1/21/2026	Sell	169,776	15.38

**Pro-rata distribution in-kind for no consideration.